August 10, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:              Jennifer Thompson
Accounting Branch Chief

Re:           West Marine, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 14, 2011
File No. 000-22512

Dear Ms. Thompson

We have received your comments with respect to the above-referenced filing that were set forth in a letter dated August 1, 2011, and addressed to Geoffrey A. Eisenberg, our Chief Executive Officer.  Your comment letter requests that we respond within 10 business days of the date of your letter, which would be on or before this Friday, August 12, 2011.  For the reasons discussed below, we respectfully request an extension of time in order to fully and appropriately respond to your letter.

As was discussed in a telephone conversation between your colleague, Jason Niethamer, and our counsel, Thomas D. Twedt, for most of last week, West Marine’s financial reporting team was completing its Form 10-Q for the fiscal quarter ended July 2, 2011.  The financial reporting team is focused on your comment letter, but both our current independent accountants at Grant Thornton and our former independent accountants at Deloitte & Touche, whose audit for fiscal 2008 was included in our last Form 10-K, will need to complete their review of the letter.  In addition, our Audit Committee and other members of our Board of Directors have expressed an interest in being involved with responding to your comments.

As you can appreciate, preparing full and complete responses and organizing the review and governance process requires coordination of multiple schedules and is not completely within our control.  Accordingly, we would appreciate if you would not object to our submitting our responses to your comments no later than Wednesday, August 24, 2011.

If you have questions regarding our responses, please contact me at (831) 761-4489 or our counsel, Thomas D. Twedt, at 202-776-2941.

Sincerely,

/s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

cc:           Geoffrey A. Eisenberg
Pamela J. Fields
Anthony Perazzo, Grant Thornton LLP
Thomas D. Twedt, Dow Lohnes PLLC
Jason Niethamer, Assistant Chief Accountant,
Division of Corporation Finance